





Jordan Sakala · 3rd

Founder and CEO at Foodvine

Dallas-Fort Worth Metroplex · **Contact info**

103 connections

 Foodvine

 College of San Mateo

Experience



Owner

Foodvine

Feb 2021 – Present · 8 mos

Dallas, Texas, United States

Foodvine is a social marketplace that helps people discover and order authentic food from home chefs, food truck vendors, farmers, and more. By building for social engagement, we're setting the foundation for a community that comes together to share their passion for food and culture.

Foodvine - Discover authentic food



Fixed Income Credit Analyst

Smith Capital Investors, LLC · Internship

Jun 2020 – Jul 2020 · 2 mos

Denver, Colorado, United States



Equity Trader

Self-employed

2018 – Jun 2020 · 2 yrs

United States



Operations Specialist

US Navy

Jul 2012 – Jul 2016 · 4 yrs 1 mo

San Diego, California, United States

Education



College of San Mateo



Rolling Meadows High School



University of Colorado Boulder